UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 18, 2019

(Date of earliest event reported): March 14, 2016

MINMAX SPACES

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation)

(I.R.S. Employer Identification No.)

206 W. College Avenue

Friendsville, TN 37737

U.S.A.

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (866) 646-6230

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

Item 9. Other Events.

MinMax Spaces (the “Issuer”) is extending the termination date of its offering pursuant to Regulation A as qualified by the Securities and Exchange Commission on February 15, 2019.  The offering will now expire on the earlier of: (i) a date mutually acceptable to us after the date at least $500,000 of our Common Stock is sold; (ii) such time as $12,500,000 of our Common Stock is sold; or (iii) the date that is 365 days from the date of the qualification of this Offering; or (iv) when the Board of Directors decides that it is in our best interest to terminate the Offering prior the completion of the sale of at least $500,000 of our Common Stock.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MinMax Spaces, Inc.

By	/s/ Mike Reppe
Its: President, Chief Executive Officer & Chief Financial Officer November 18, 2019

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mike Reppe	November 18, 2019
Mike Reppe, Director

/s/ Kurt Steinbach	November 18, 2019
Kurt Steinbach, Director

/s/ Cheryl-Ann Needham	November 18, 2019